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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (CHECK ONE):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K    [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 1997
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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STARWOOD FINANCIAL TRUST
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Full Name of Registrant

ANGELES PARTICIPATING MORTGAGE TRUST
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Former Name if Applicable


THREE PICKWICK PLAZA, SUITE 250
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Address of Principal Executive Office (Street and Number)
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GREENWICH, CT 06830
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City, State and Zip Code

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PART II - RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-
Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period:

Pursuant to the approval by the majority of the Trust's Shareholders at the March 13, 1998 shareholder meeting, on March 18, 1998 the Trust consummated certain transactions which (i) significantly recapitalized the Trust, (ii) expanded the capital resources of the Trust, (iii) changed the investment policy of the Trust, (iv) provided for external management of the Trust under and Advisory Agreement, and (v) amended and restated the Trust's stock option plan. These transactions were all previously disclosed in the Trust's Definitive Proxy Statement dated February 11, 1998.
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These transactions constitute material subsequent events to the Trust and affect both its current financial position and future operations. Management of the Trust currently is evaluating appropriate disclosures to be contained in the annual report on Form 10-K as of and for the period ended December 31, 1997. As a consequence, Management is currently unable to file such form within the initial 90-day required filing period without unreasonable effort or expense.

Management anticipates filing such report on Form 10-K, complete with appropriate disclosures on the ramifications of these transactions on the Trust's financial position and future operations, within the allowed 15-day extension period pursuant to Rule 12b-25.

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PART IV - OTHER INFORMATION

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  (1)  Name and telephone number of person to contact in regard to this notification:


       Jerome C. Silvey                         (203) 861-2100
       ----------------                         --------------
       Chief Financial Officer and Secretary    Telephone Number

  (2)  Have all other periodic reports required
       under section 13 or 15(d) of the
       Securities Exchange Act of 1934 or
       section 30 of the Investment Company Act
       of 1940 during the preceding 12 months
       or for such shorter period that the
       registrant was required to file such
       report(s) been filed?  If the answer is
       no, identify report(s).                              [x] Yes    [ ] No

  (3)  Is it anticipated that any significant
       change in results of operations from the
       corresponding period for the last fiscal
       year will be reflected by the earnings
       statements to be included in the
       subject report or portion thereof?                   [ ] Yes    [X] No
       If so: attach an explanation of the
       anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            STARWOOD FINANCIAL TRUST
                            ------------------------

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998           By  Jerome C. Silvey
       --------------               ----------------
                                    Chief Financial Officer and Secretary
                                    (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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